

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 2, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of ECOPETROL S.A., under the Exchange Act of 1934:

- 4.625% Notes due 2031
- 5.875% Notes due 2051

Sincerely,